

10033146

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51079

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOUTHRIDGE INVESTMENT GROUP,LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Grove St.
(No. and Street)

Ridgefield (City) CT (State) 06877 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William E. Schloth 203-247-3687
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP
(Name – *if individual, state last, first, middle name*)

90 Grove St. (Address) Ridgefield (City) CT (State) 06877 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William E. Schloth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOUTHRIDGE INVESTMENT GROUP,LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BEP V. McSWEENEY
NOTARY PUBLIC
State of Connecticut
My Commission Expires
February 28, 2012

Signature

FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

		Page(s)
INDEPENDENT AUDITOR'S REPORT		i
FINANCIAL STATEMENTS		
EXHIBIT A	Statement of Financial Condition	ii
EXHIBIT B	Statement of Operations	iii
EXHIBIT C	Statement of Changes in Member's Equity	iv
EXHIBIT D	Statement of Cash Flows	v
EXHIBIT E	Notes to Financial Statements	vi - x
SUPPLEMENTARY INFORMATION		
SCHEDULE I	Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	xi
SCHEDULE II	Computation of Aggregate Indebtedness	xii
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL		xiii-xiv


Reynolds
& Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

INDEPENDENT AUDITOR'S REPORT

To the Member of
Southridge Investment Group, LLC
Ridgefield, Connecticut

We have audited the accompanying statement of financial condition of Southridge Investment Group, LLC, (the "Company") as of December 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southridge Investment Group, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Reynolds & Rowella, LLP

Ridgefield, Connecticut
February 26, 2010

90 Grove Street, Suite 101
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue, Suite 303
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570 **e-mail info@reynoldsrowella.com** **website: www.reynoldsrowella.com**

EXHIBIT A

SOUTHRIDGE INVESTMENT GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 53,104
Receivable from clearing organizations	321,090
Due from related party	298,210
Other receivable	4,281
Prepaid expense	23,659
Security deposit	5,750
Furniture and equipment, net	1,020
TOTAL ASSETS	$ 707,114

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 294,275
TOTAL LIABILITIES	294,275
MEMBER'S EQUITY	412,839
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 707,114

See accompanying notes to the financial statements.

EXHIBIT B

SOUTHRIDGE INVESTMENT GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Brokerage commissions	$ 11,944,561
Placement fees	683,872
TOTAL REVENUES	12,628,433
EXPENSES:	
Commissions and consulting fees	11,096,407
Compensation and related benefits	358,875
Licensing, regulatory fees	423,156
Direct clearing charges	103,367
Trading and other system fees	86,474
Professional fees	186,128
Occupancy	122,751
Telephone	19,644
Other	66,879
TOTAL EXPENSES	12,463,681
OPERATING INCOME	164,752
OTHER LOSS	
Loss on equity investment	(422,743)
NET LOSS	$ (257,991)

See accompanying notes to the financial statements.

EXHIBIT C

SOUTHRIDGE INVESTMENT GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

BEGINNING MEMBER'S EQUITY - January 1, 2009	$ 395,830
Contributions	275,000
Net loss	(257,991)
ENDING MEMBER'S EQUITY - December 31, 2009	$ 412,839

See accompanying notes to the financial statements.

EXHIBIT D

SOUTHRIDGE INVESTMENT GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (257,991)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	2,500
Loss on equity investment	422,743
Changes in operating assets and liabilities:	
Other receivable	(4,281)
Receivable from clearing organizations	(127,053)
Prepaid expense	1,822
Accounts payable and accrued expenses	181,295
Due from related party	(295,554)
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(76,519)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Contributions to equity investment	(314,298)
Capital expenditures	(2,677)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	(316,975)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions by member	275,000
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	275,000
NET DECREASE IN CASH	(118,494)
CASH AT BEGINNING OF PERIOD	171,598
CASH AT END OF PERIOD	$ 53,104

See accompanying notes to the financial statements.

EXHIBIT E

SOUTHRIDGE INVESTMENT GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Southridge Investment Group, LLC (the "Company") has implemented a growth strategy to become a full service investment banking and brokerage firm. The Company currently focuses on the sponsorship and advisory needs of emerging, small and medium sized growth companies, as well as providing services to the hedge fund industry. The Company plans to build upon these areas of expertise and pursue further business opportunities in investment banking, research, merchant banking, and securities brokerage. The Company is registered with the United States Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Revenue Recognition

The Company records brokerage commissions when earned which is generally on the date the trade closes. The Company records placement fee revenues from completed transactions when earned which is generally on the closing date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months.

Furniture and Equipment, Net

Furniture and equipment is stated at cost and includes expenditures for major items. Maintenance, repairs and minor replacements are expensed. Depreciation is calculated under the straight-line method based on expected useful lives of 5 years.

EXHIBIT E

SOUTHRIDGE INVESTMENT GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Fair Value

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

At December 31, 2009 the Company had $4,195 invested in a money market fund included in cash and cash equivalents valued based on Level 1 quoted prices.

Events Occurring After Reporting Date

The Organization has evaluated events and transactions occurring between December 31, 2009 and February 26, 2010, which is the date the financial statements were available to be issued for possible disclosure and recognition in the financial statements.

SOUTHRIDGE INVESTMENT GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 2 – FURNITURE AND EQUIPMENT, NET

Furniture and equipment consist of the following at December 31, 2009:

Computer equipment	$19,952
Furniture	2,467
	22,419
Accumulated depreciation	(21,399)
Furniture and equipment, net	$ 1,020

NOTE 3 – INCOME TAXES

The Company is organized as a limited liability company. As a flow-through entity, Federal and state income taxes are the responsibility of the member. Therefore, the Company does not record a provision for income taxes as the member reports the Company's income or loss on its income tax returns.

NOTE 4– NET CAPITAL AND AGGREGATE INDEBTEDNESS REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain a minimum net capital and requires and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2009, the Company's net capital balance as defined by Rule 15c3-1 was $76,726, which exceeded the minimum requirement of $19,618. At December 31, 2009 the Company's aggregate indebtedness to net capital as defined by Rule 15c3-1 was 3.84 to 1.

NOTE 5– RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

NOTE 6 – RELATED PARTIES

The Company is 100% owned by Sunodia Partners, L.P.

The Company is affiliated through common ownership and management with Southridge Management LLC, an SEC Registered Investment Advisor. At December 31, 2009, the Company is owed $298,210 from the related party.

SOUTHRIDGE INVESTMENT GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 6 – RELATED PARTIES (continued)

On October 23, 2009 the Company entered into a Membership Interest Purchase Agreement (the "Purchase Agreement") with Owen May (Buyer) to sell its 49% membership interest in May Davis Partners, LLC and May Davis Acquisition Co., LLC (collectively "May Davis") to the Buyer for no cash consideration. The terms of the Purchase Agreement released the Company from any future obligations to provide additional capital contributions to May Davis under the May Davis operating agreement. In addition, the terms of the Purchase Agreement allocate the first $185,000 of tax losses for tax year 2009 to the Buyer and any remaining tax losses will be allocated to the Company based on its previous 49% membership interest. During 2009 and prior to the Purchase Agreement, the Company had contributed $314,298 to May Davis.

The Company also has an expense sharing agreement with related parties for shared expenses including rent. The total monthly amount is $10,000.

The Company rents office space from affiliates, which terminate throughout 2010. Rent expense charged to operations for the year ended December 31, 2009 was $122,751. Future minimum lease payments through December 31, 2010 under these lease agreements are $40,450.

NOTE 7 – OPERATING AGREEMENT

The Company's operating agreement places certain restrictions on the transfer of ownership interests in the Company. Other items, including allocation of profits and losses, are included therein.

NOTE 8 – COMMITMENT AND CONTINGENCIES

On October 12, 2009 the Company entered into a new clearing agreement (the "Agreement") with First Southwest Company ("FSWC"). The Agreement requires the Company to maintain a $200,000 clearing deposit at FSWC, of which $100,000 was required to be paid upon signing the Agreement and four monthly installments of $25,000 are payable commencing 60 days after signing the Agreement. At December 31, 2009, the Company had $125,000 on deposit and $75,000 payable to FSWC in accordance with the terms of the Agreement.

NOTE 9 – RISKS AND UNCERTAINTIES

The Company is a party to various customers complaints related to certain activities of one broker who is no longer with the Company. These matters arise in the normal course of business. Based upon an investigation into the activities of the broker by FINRA, the broker was subsequently barred from associating with any FINRA member firm in any capacity. The Company has responded to FINRA and, where applicable, the complaining parties and

SOUTHRIDGE INVESTMENT GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 9 – RISKS AND UNCERTAINTIES (continued)

will continue to vigorously defend its position in each case. Furthermore, the Company considers itself a victim of this one broker's actions and has asserted direct claims against the broker for the recovery of any damages, legal or other professional costs related to defending such complaints. Where applicable and in an effort to minimize expenses related to defending such complaints the Company may seek settlement. As of December 31, 2009, the Company has established a $25,000 accrual for potential settlements. As of the date of this report no formal settlements have been reached.

On October 20, 2009, the Securities Division of the State of Connecticut Department of Banking (Securities Division) served the Company with an administrative action. The action includes a cease and desist order, notice to fine, notice of intent to revoke the Company's registration as a broker dealer in Connecticut, and a notice to a right of a hearing to demonstrate compliance. At the time of the commencement of the action, a hearing was scheduled for December 8, 2009. On November 12, 2009 the Securities Division reached agreement with the Company that no hearing would go forward on December 8, 2009. As of the date of this report, no new hearing date has been set and no fine or revocation has been ordered. The statement of facts in the action and alleged violations articulated by the Securities Division relate to matters that occurred during 2004 and 2005 and the Company believes these violations have been corrected. The notice of right to a hearing contained in the administrative action provides the Company with an opportunity to demonstrate compliance. Although no hearing date has been set, the Company reasonably believes that it will be able to demonstrate compliance at such time as a hearing may take place.

NOTE 10 – OFF-BALANCE SHEET RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing organizations on a fully-disclosed basis. All customer money balances and security positions are carried on the books of the clearing organizations. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing organizations for losses, if any, which the clearing organizations may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing organization monitor collateral on the customers' accounts. The clearing deposit included in due from clearing organization is pursuant to this agreement.

SUPPLEMENTARY INFORMATION

SCHEDULE I

SOUTHRIDGE INVESTMENT GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL	$	412,839
Deductions and/or charges for non-allowable assets:		
Furniture and equipment, net		1,020
Other assets		331,900
		332,920
Haircuts on investments		3,193
NET CAPITAL	$	76,726
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required ($5,000 or 6-2/3% of aggregated indebtedness)	$	19,618
EXCESS NET CAPITAL	$	57,108
EXCESS NET CAPITAL AT 1,000 PERCENT	$	47,298

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17a-5, Part II-A filing as of December 31, 2009.

SCHEDULE II

SOUTHRIDGE INVESTMENT GROUP, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2009

COMPUTATION OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 294,275
Total aggregate indebtedness	$ 294,275
Ratio: Aggregate indebtedness to net capital	3.84 to 1

SOUTHRIDGE INVESTMENT GROUP, LLC

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL


Reynolds
& Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Member of
Southridge Investment Group, LLC
Ridgefield, Connecticut

In planning and performing our audit of the financial statements of Southridge Investment Group, LLC(the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss

90 Grove Street, Suite 101
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue, Suite 303
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570 ***e-mail info@reynoldsrowella.com*** ***website: www.reynoldsrowella.com***

from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting. A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Reynolds & Rowella, LLP

Ridgefield, Connecticut
February 26, 2010

SOUTHRIDGE INVESTMENT GROUP, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2009

Reynolds & Rowella LLP

SOUTHRIDGE INVESTMENT GROUP, LLC
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Reynolds LLP

Reynolds
& Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Southridge Investment Group, LLC
Ridgefield, Connecticut

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Southridge Investment Group, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively the "specified parties"), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report had been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

90 Grove Street, Suite 101
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue, Suite 303
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570 **e-mail info@reynoldsrowella.com** **website: www.reynoldsrowella.com**

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences;
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by any other than these specified parties.



Reynolds & Rowella, LLP

February 26, 2010
Ridgefield, CT

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Southridge Investment Group, LLC
Attn: Bill Schloth
90 Grove St. 2nd Fl
Ridgefield, CT 06877-4114

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
William Schloth

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,310

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (6,507)
12/1/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) (5,197)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (5,197)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $(5,197)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Southridge Investment Group, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the ____ day of ____________, 20____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,769,468
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(67,599)
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): see attached description	(10,177,611)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	(10,245,210)
2d. SIPC Net Operating Revenues	$ 524,258
2e. General Assessment @ .0025	$ 1,311

(to page 1 but not less than $150 minimum)



Documentation of Line 2c(8) deduction to SPIC Assessment:

The company has deducted from the gross revenues those revenues that are not applicable to rights of SPIC assessment. Such revenues specifically deducted included the follow:

1. Investment banking revenue related to individual company's not cleared as a brokerage transaction. No individual person is involved in the transaction and no clearing firm is utilized. Executed agreements provide for full indemnification of broker dealer so risk of failure of broker dealer is not an issue as such rights of SIPC not applicable. Total for the period $661,609.
2. 3rd party marketing revenues related to institutional funds marketing efforts only. Placement fee involved and not cleared as a brokerage transaction. No individual person is involved in transaction and no clearing firm is utilized. Executed agreements provide for full indemnification of broker dealer so risk of failure of broker dealer is not an issue as such rights of SIPC not applicable. Total amount for period $235,239.
3. Closed end fund matching (www.hedgebay.com) revenue relates to a web-based matching system that provides for the posting of institutional fund requirements and current holdings. No individual clients are involved and transactions not clearing firm is utilized. As per arrangement, transaction are completely riskless to the broker dealer so risk of failure of broker dealer is not an issue as such rights of SIPC not applicable. Total amount for period $3,511,973.
4. Structured product revenue relates to the matching of institutional buyers and sellers in a private riskless corporate debt transaction. Such is handled as a delivery-versus-payment or cash-on-delivery transaction so risk of failure of broker dealer is not an issue as such rights of SIPC not applicable. Total amount for the period $5,732,790.
5. Research fees related to research done on institutional clients whereby payment is received by check or order flow. Such transaction is riskless to the broker dealer so risk of failure of broker dealer is not an issue as such rights of SIPC not applicable. Total amount for period $36,000.

Please call with any further questions – Bill Schloth at 203-431-8081

Executive Pavilion I 90 Grove Street I Ridgefield CT 06877
MAIN 203 431 8081 FAX 203 431 8309

800 Third Avenue I 9th Floor I New York NY 10022
MAIN 212 508 2100 FAX 212 508 2107

southridgegroup.com I southridgeasset.com